File No. 70-9555
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                Post-Effective
                               Amendment No. 1
                                      to
                                   FORM U-1

                          APPLICATION OR DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           Dominion Resources, Inc.
                             120 Tredegar Street
                          Richmond, Virginia  23219

     (Name of company filing this statement and address of principal executive offices)

                          Dominion Resources, Inc.

                  (Name of top registered holding company
                   parent of each applicant or declarant)


                              James F. Stutts
                            Vice President and
                              General Counsel
                         Dominion Resources, Inc.
                           120 Tredegar Street
                        Richmond, Virginia  23219
                 (Name and address of agent for service)


	     The Commission is also requested to send copies of any communication in connection with this matter to:

Norbert F. Chandler, Esq.                    John D. McLanahan
Managing Counsel                             Robert P. Edwards, Jr.
Dominion Resources Services, Inc.            Troutman Sanders
Dominion Tower                               600 Peachtree Street, NE
625 Liberty Avenue                           Suite 5200
Pittsburgh, PA  15222                        Atlanta, Georgia  30308





                                POST EFFECTIVE

                               AMENDMENT NO. 1

                                     TO

                           APPLICATION-DECLARATION

                                    UNDER

         Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33

                                    AND

                        RULES 42, 45, 46, 53, and 54

                                    OF

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              FOR APPROVAL OF

                      SYSTEM-WIDE FINANCING AUTHORITY

          ISSUANCE OF SECURITIES, GUARANTEES AND CREDIT SUPPORT IN
          CONNECTION WITH INVESTMENT IN EXEMPT WHOLESALE GENERATORS
                        AND FOREIGN UTILITY COMPANIES
                          TAX ALLOCATION AGREEMENT
         AND INVESTMENT AND PARTICIPATION IN NON-UTILITY BUSINESSES

	Dominion Resources, Inc. ("DRI") amends the foregoing application solely to supplement the record and to request that the Commission release jurisdiction it reserved over a portion of the proposed incremental authority to invest in Exempt Wholesale Generators ("EWGs") and Foreign Utility Companies ("FUCOs") from the proceeds of new financings or by way of guarantees. DRI notes that the Commission previously reserved jurisdiction in HCAR No. 27406 (May 24, 2001) over the $6,000,000,000 in


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incremental EWG and FUCO investment authority identified in Section B(3)(ii)
of the foregoing application as additional to the $2,861,000,000 amount previously invested in EWGs and FUCOs. DRI respectfully requests that the Commission authorize aggregate investment in EWGs and FUCOs from the proceeds of financings authorized in this Application in the amount of 100% of consolidated retained earnings plus $4,500,000,000, and continue reserving jurisdiction over the remaining portions of the original requested authority of 100% of consolidated retained earnings plus $8,000,000,000 (which currently equates to reserved jurisdiction over $3,500,000,000 of remaining incremental authority).

     The record in this matter demonstrates that the requested authority "will not have a substantial adverse impact upon the financial integrity of the registered holding company system" and "will not have an adverse impact on any utility subsidiary of the registered company, or its customers", or on the ability of state commissions to protect such subsidiary or customers, as is required by subparts (1) and (2) of Rule 53(c). DRI supplements the record in this matter by showing the following particular facts and circumstances that support the Commission finding that none of the prohibited adverse effects will occur as a result of the grant or exercise of the requested authority.

     DRI represents that it is in compliance with all of the conditions established by subparts (a) and (b) of Rule 53 except 53 (a)(1).

     Particularly with respect to demonstrating the absence of any substantial adverse impact prohibited by Rule 53(c)(1) upon the financial integrity of the registered holding company system, DRI shows the following:


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     1. DRI's consolidated aggregate investment in EWGs and FUCOs as of
September 30, 2001 was $3,111,300,000. EWG investment constituted 99% of that investment. DRI's consolidated retained earnings as of September 30, 2001, were $1,213,000,000.

     2. The requested authority represents 25% of DRI's consolidated capitalization, 36% of net utility plant, 18% of consolidated assets, and 39% of the market value of its common stock as of September 30, 2001.
These relationships compare favorably with those reflected in applications at the various times the Commission has approved investment of the proceeds of registered holding company system securities issuances in excess of 50% of consolidated retained earnings. In First Energy Corp.,Inc.,
HCAR No. 27459 (October 29, 2001), ("First Energy")the Commission noted that the historic average of requested authorizations as a percentage of consolidated capitalization had been 21.4%; 20% of net utility plant;
14.4% of consolidated assets, and 28% of the market value of outstanding common stock. In First Energy, the approved authorization amounted to 25% of consolidated capitalization, 35.7% of net utility plant, 12.8% of consolidated assets, and 58.5% of the market value of outstanding common stock. DRI's financial ratios compare favorably with those approved in First Energy and the above-described historic relationships.

     The Commission's decisions reflect three fundamental changes that are not reflected in averages derived from the past. First, nine years since the passage of the Energy Policy Act, EWGs have become the main new source of domestic power. This has occurred as a result of a number of factors, including the increased financing flexibility and asset liquidity associated


                                       4


with EWGs and the facilitation by the Federal Energy Regulatory Commission ("FERC") of a robust wholesale power market.

     Second, the risk mix has changed dramatically. Following passage of the Energy Policy Act, exempt project investment opportunities were predominantly FUCOs and foreign EWGs. This resulted from privatization in Latin America and Asia, and restructuring in Europe and Australia. Restructuring in the United States only began in earnest with the adoption of Order 888 by FERC in 1996, increasing investment opportunities in EWGs. The evolution of the enormous integrated wholesale power market in the Eastern Interconnected Region of the United States is documented in and provides the basis for the Commission's approval of the merger of the Chicago and Philadelphia based electric utility systems in Exelon Corp., HCAR 27256 (October 19, 2000). The evolution of the United States and foreign electricity market outlined in this Application is further documented by reports periodically issued by the Energy Information Administration of the United States Department of Energy, available at http://www.eia.doe.gov/cneaf/electricity/page/restructure.html.

     Third, as exemplified by the Exelon merger, the size of domestic wholesale energy markets has grown significantly in the wake of FERC Order 888, increasing the scale of domestic EWG investment opportunities.

     As shown above, the importance of domestic EWGs in meeting public service requirements in the United States through wholesale power sales in large interconnected wholesale power markets has grown exponentially. Also, the relative risk of exempt project investment, resulting from a


                                       5


high proportion of FUCO and foreign EWG investment versus domestic EWG investment has declined. The order in First Energy and this Application are consistent with these developments.

     DRI's business strategy and the requested authorization reflect this evolution of the energy market in the United States, and particularly the Eastern Interconnected region of the United States. DRI is predominantly seeking domestic EWG investment opportunities that complement its integrated holding company system assets, and help serve the energy requirements of the region served by those assets. DRI anticipates that FUCO or foreign EWG acquisitions will be merely an incidental component of its project development and investment program, perhaps resulting from an acquisition driven by domestic EWG growth opportunities, while the vast majority of the requested authority will be directed to domestic power generation projects in established domestic wholesale energy markets.

     3. DRI commits that common equity will comprise at least 30% of its consolidated capitalization throughout the period of time this authorization is in effect. As of September 30, 2001, its common equity comprised 33.5% of DRI's consolidated capitalization.

     4. The senior debt of DRI carries an investment grade rating and DRI's corporate credit rating is investment grade as determined by Moody's Investors Service ("Moody's") and Standard & Poor's Corporation ("S&P"). DRI commits during the authorization period to maintain at least an investment grade corporate senior unsecured debt rating from at least one nationally recognized statistical rating agency.


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     5. The success of the business strategy being pursued by DRI is shown by several indicators. In addition to the increase in consolidated retained earnings documented in this file, the existing investments by DRI in EWGs and FUCOs have made a positive contribution to revenues and earnings.
Dominion Energy, Inc. ("DEI") is the entity in which virtually all of DRI's non-utility generation operations are conducted, including EWG investments such as the Kincaid Power Station and the Elwood Energy peaking facility in Illinois. For the fiscal period ended December 31, 1999, DEI's domestic power generation unit, which houses these EWG investments, recognized revenues of $92,368,000, net income of $25,713,000, and retained earnings of $62,894,000. For the fiscal period ended December 31, 2000, DEI's domestic power generation unit recognized revenues of $124,758,000, net income of $27,212,000, and retained earnings of $84,494,000.

     6. DRI has suffered none of the adverse conditions specified by Rule 53(b), including bankruptcy of an associate company, no decrease by more than 10% in average consolidated retained earnings for the last four quarters compared to the prior four quarters, and no operating losses in EWGs or FUCOs in excess of 5% of consolidated retained earnings. DRI will promptly file a post-effective amendment in this file should any of the adverse conditions specified by Rule 53(b) occur.

     7. Every potential investment in EWGs and FUCOs undergoes a series of reviews by project managers responsible for identifying business opportunities, senior management and the Board of Directors of DEI and, in some cases, senior management and the Board of Directors of DRI.
The Board of Directors of DRI reviews each EWG or FUCO investment in excess of $50 million.


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     8. Potential investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, (iii) availability of non-recourse financing on reasonable terms and (iv) strategic fit within the DRI System.


          Economic Viability of the Project. Analysis of the economic viability of the project includes consideration of the overall industry environment (e.g. progress towards restructuring) in the competitive region, the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties.

          Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the competitive region. This analysis is a critical component of DRI's investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing.

          Non-Recourse Financing. To the extent commercially practicable, DRI obtains financing for its EWG and FUCO projects on a basis that is non-recourse to DRI, and relies upon an intermediate subsidiary, DEI, to be the primary source of credit support for


                                      8


     EWG and FUCO investment.


          Strategic Fit. Finally, DRI is particularly sensitive to ensuring that its independent energy investments contribute to DRI's overall strategic growth plan building upon DRI's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Thus, each potential investment must be reviewed and approved by a number of managers within the DRI system who will focus their review not only on the questions of whether a particular project satisfies DRI's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving DRI's long-term overall strategic objectives.

     9. DRI's risk mitigation includes structural separation of project investments, and maintenance of a diverse project mix from the perspectives of greenfield projects versus acquisitions of existing plants, geographic diversity, risk sharing with joint venturers, and fuel diversity. DRI's principal investments under its "MAIN to Maine" business plan are in well established, growing, and fundamentally stable energy markets.

     Particularly with respect to demonstrating the absence of any adverse impact upon public utility subsidiaries, their customers or the ability of State commissions to protect any such subsidiary or its customers impact prohibited by Rule 53(c)(2), DRI supplements the record by showing the following:

     1. All EWG and FUCO projects will be structurally separate from public utility company operations in that they are owned by corporations, limited


                                      9


liability companies, or partnerships that are held in corporate chains of ownership independent of DRI's public utility company subsidiaries.

     2. No public utility company subsidiary of DRI will indemnify or guarantee the obligations of EWG or FUCO projects.

     3. Each of the public utility subsidiaries of DRI maintains investment grade corporate credit ratings and debt ratings as determined by Moody's and S&P. Each is able to finance its operations principally from internally generated funds, and the proposed investment authority will not restrict the availability of capital for their operations. Each commits that common equity will comprise at least 30% of its respective consolidated capitalization.

     4. The public utility company subsidiaries of DRI operate in states with well established and duly authorized state public service commissions which exercise general supervision authority, including authority over rate and public utility cost of service matters. These commissions have the authority to establish rates for regulated public utility company service based upon a rate of return determined to be fair.

     Typical of the state commission authority over regulated public utility company rates and service rendered by DRI subsidiaries is that of the North Carolina Public Service Commission, established by Chapter 62 of the General Statutes of North Carolina. This statutory authority includes general supervision over the public utility, supervision over rates and service, the authority and responsibility to value property and establish a uniform system of accounts, the authority to conduct investigations and inspect books and records, and the authority and responsibility to prescribe just and


                                      10


reasonable rates based upon a fair rate of return determined in proceedings conducted by the state commission. North Carolina Gen. Stats. Sections 62-2, 62-30, 62-32, 62-34, 62-35, 62-45, 62-133.

     5. The public utility company subsidiaries of DRI will not seek recovery in rates to their regulated customers to compensate for any losses or inadequate returns that may be sustained on DRI's investments in EWGs or FUCOs.

     6. Within sixty days after the end of each of the first three calendar quarters and ninety days after the end of the last calendar quarter, commencing with the first full calendar quarter ending at least forty five days following the date of this order, DRI will file a quarterly certificate with the Commission pursuant to Rule 24 containing the following information (in each case as of the end of the calendar quarter just completed, except as otherwise noted):

          1. A computation in accordance with Rule 53(a) setting forth DRI's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the EWG/FUCO financing authorization;

          2. A breakdown showing DRI's aggregate investment in each EWG or FUCO counting against the EWG/FUCO authorization;

          3. Consolidated capitalization ratio of DRI, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs;


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          4.  The market-to-book ratio of DRI's common stock;


          5. Identification of any new EWG or FUCO in which DRI has invested or committed to invest during the preceding quarter counting against the EWG/FUCO financing authority;

          6. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of DRI;


          7. A statement of revenues and net income for each EWG and FUCO for the year-to-date period ending as of the end of that fiscal quarter.

     No state or other federal regulatory authority has jurisdiction over the subject matter of this Application, and no further regulatory approval is required.

     For the reasons shown in the foregoing Application, as amended herein, DRI has demonstrated that the exercise of the requested authority to issue securities in order to finance investments in EWGs and FUCOs will not have any of the adverse impacts identified by Rule 53(c). The demonstration made herein is consistent with the Commission's decisions in First Energy; The National Grid Group plc, HCAR No. 27154
(March 15, 2000); Conectiv, HCAR No. 27213 (August 12, 2000); and
American Electric Power Co., HCAR No. 26864 (April 27, 1998).


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     The fees and expenses incurred associated with this amended
Application are $15,000.00.

     DRI respectfully requests that the Commission continue to reserve jurisdiction over the other authority and matters over which it reserved jurisdiction in HCAR No. 27406 (May 24, 2001), including the DRI tax allocation agreement, the effect of re-characterization of public utility assets as eligible facilities or their transfer to EWGs, and the remaining increased authority to invest in EWGs and FUCOs sought in this file.



                                  SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.



Date:  December 27, 2001

                                         DOMINION RESOURCES, INC.


                                         By: ____________________
                                             James F. Stutts
                                             Vice President and
                                             General Counsel


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